Vanmile, LLC Financial Certification

I, Xinguo Mike Wang, certify that:

(1) the financial statements of Vanmile, LLC included in this Form are true and complete in all material respects; and

(2) the tax information provided accurately reflects the information in the corresponding information in Vanmile, LLC's federal income tax returns.

IN WITNESS WHEREOF, this Officer's Financial Certification has been executed as of the Date below.

Effective Date: 09-04-2019

COMPANY

Company: Vanmile, LLC

By: *Xinguo Mike Wang*

Printed: Xinguo Mike Wang

Title: CEO

UNAUDITED

VanMile , LLC
Income Statement
For the Year Ended 12/31/2018

Revenues & Gains		
Sales Revenue	$	333,364.00
Refund		242.00
Misc Revenue		4,827.00
Total Revenues & Gains		**338,433.00**
Cost of Goods Sold		
Cost of Goods Sold - Labor		269,227.00
Cost of Goods Sold - Merchandise		8,573.00
Total Cost of Goods Sold		**277,800.00**
Gross Profit		**60,633.00**
Operating Expenses		
Advertising Expense		9,441.00
App Development Expense		18,438.00
Bank Service Charge		3,953.00
Commission		
Insurance Expense		3,596.00
Interest Expense		10,700.00
Legal and Professional Expense		1,568.00
Misc. Expense		7,331.00
Office Supplies		2,483.00
Payroll Expense		41,362.00
Rent		2,887.00
Telephone		3,496.00
Travel		1,633.00
Total Operating Expenses		**106,888.00**
Income Before Income Tax		**(46,255.00)**
Income Tax Expense		-
Net Income	$	**(46,255.00)**

UNAUDITED

VanMile, LLC
Balance Sheet
As of December 31, 2018

Assets

Current Assets:

Cash	$	17,628
Receivables		38,628
Total Current Assets		56,256

Noncurrent Assets:

Furniture and Equipment	1,071
Total Noncurrent Assets	1,071

Total Assets	**57,327**

Liabilities

Current Liabilities:

Accounts Payable	45,130
Loan from Bank	33,561
Total Current Liabilities	78,691

Noncurrent Liabilities:

Loan from AMEX Business	26,201
Loan from Partner	133,040
Total Noncurrent Liabilities	159,241

Total Liabilities	**237,932**

Equity

Partners' Capital	43,149
Partners' Equity	(16,892)
Retained Earnings	(206,862)
Total Equity	**(180,605)**

Total Liabilities & Equity	$	**57,327**

UNAUDITED

VanMile, LLC
Statement of Cash Flows
For the Year Ended 12/31/2018

Net Income	$	(46,255)
Cash Flow from Operating Activities		
Increase in Accounts Receivable		(38,450)
Decrease in Accounts Payable		(24,943)
Increase in Bank Loan		7,019
Net Cash Used by Operating Activities		(56,374)
Cash Flow from Financing Activities		
Partners' Loan		70,000
AMEX Loan		26,200
Investments from Partners (net)		81
Net Cash Provided by Financing Activities		96,281
Net Decrease in Cash		(6,348)
Cash - January 1, 2017		23,976
Cash - December 31, 2017	$	17,628

UNAUDITED

VanMile, LLC
Statement of Retained Earnings
For Year Ended 12/31/2018

Beginning Balance:	$	(160,607)
plus Net Income		(46,255)
Partners' Equity Distribution		
Ending Balance	$	**(206,862)**

UNAUDITED

VanMile, LLC
Income Statement
For the Year Ended 12/31/2017

Revenues & Gains		
Sales Revenue	$	278,429
Refund		2,760
Misc Revenue		5,713
Total Revenues & Gains		**286,902**
Cost of Goods Sold		
Cost of Goods Sold - Labor		290,854
Cost of Goods Sold - Merchandise		15,119
Total Cost of Goods Sold		**305,973**
Gross Profit		**(19,071)**
Operating Expenses		
Advertising Expense		22,033
App Development Expense		16,406
Bank Service Charge		1,780
Commission		2,557
Insurance Expense		9,608
Interest Expense		1,403
Legal and Professional Expense		13,175
Misc. Expense		3,156
Office Supplies		1,832
Rent		3,798
SEO Project		12,097
Telephone		3,683
Travel		26,480
Total Operating Expenses		**118,008**
Income Before Income Tax		**(137,079)**
Income Tax Expense		1,129
Net Income	$	**(138,208)**

UNAUDITED

VanMile, LLC
Balance Sheet
As of December 31, 2017

Assets
Current Assets:
Cash	$	23,976
Receivables		179
Total Current Assets		24,155

Noncurrent Assets:
Furniture and Equipment	1,071
Total Noncurrent Assets	1,071

Total Assets | **25,226**

Liabilities
Current Liabilities:
Accounts Payable	70,072
Loan from Bank	26,542
Total Current Liabilities	96,614

Noncurrent Liabilities:
Loan from Partner	63,040
Total Noncurrent Liabilities	63,040

Total Liabilities | **159,654**

Equity
Partners' Capital	48,233
Partners' Equity	(22,054)
Retained Earnings	(160,607)
Total Equity	**(134,428)**

Total Liabilities & Equity | $ | **25,226**

UNAUDITED

VanMile, LLC
Statement of Cash Flows
For the Year Ended 12/31/2017

Net Income	$	(138,208)
Cash Flow from Operating Activities		
Increase in Accounts Receivable		(379)
Increase in Accounts Payable		46,655
Increase in Bank Loan		26,742
Net Cash Used by Operating Activities		73,018
Cash Flow from Financing Activities		
Partners' Loan		63,040
Partners' equity		(22,054)
Investments from Partners		(2,265)
Net Cash Provided by Financing Activities		38,721
Net Decrease in Cash		(26,469)
Cash - January 1, 2017		50,445
Cash - December 31, 2017	$	23,976

UNAUDITED


VanMile, LLC
Statement of Retained Earnings
For Year Ended 12/31/2017


Beginning Balance	$	(22,399.00)
plus Net Income		(138,208.00)
Ending Balance	**$**	**(160,607.00)**

UNAUDITED

VanMile, LLC
Income Statement
For the Years Ended 12/31/2016

Revenues & Gains		
Sales Revenue	$	82,045
Misc Revenue		1,540
Total Revenues & Gains		**83,585**
Cost of Goods Sold		
Cost of Goods Sold - Labor		64,246
Cost of Goods Sold - Merchandise		3,523
Total Cost of Goods Sold		**67,769**
Gross Profit		**15,816**
Operating Expenses		
Advertising Expense		3,418
App Development Expense		11,250
Commission		405
Insurance Expense		9,721
Legal and Professional Expense		1,419
Misc. Expense		2,882
Office Supplies		975
Rent		1,718
Telephone		3,545
Travel		2,882
Total Operating Expenses		**38,215**
Income Before Income Tax		**(22,399)**
	$	
Income Tax Expense	$	-
Net Income		**(22,399)**

UNAUDITED

VanMile, LLC
Balance Sheet
As of December 31, 2016

Assets
Current Assets:

Cash	$	50,445
Receivables		-200
Total Current Assets		50,245

Noncurrent Assets:

Furniture and Equipment	1,071
Total Noncurrent Assets	1,071

Total Assets	**51,316**

Liabilities
Current Liabilities:

Accounts Payable	23,217
Total Current Liabilities	23,217

Total Liabilities	**23,217**

Equity

Partners' Capital	49,800
Partners' Equity	698
Retained Earnings	(22,399)
Total Equity	**28,099**

Total Liabilities & Equity	$	**51,316**

UNAUDITED

VanMile, LLC
Statement of Cash Flows
For the Year Ended 12/31/2016

Net Income	$	(22,399)
Cash Flow from Operating Activities		
Increase in Accounts Payable		23,217
Increase in Accounts Receivable		(2,808)
Increase in Furniture		(1,071)
Net Cash Used by Operating Activities		19,338
Cash Flow from Financing Activities		
Partners' Loan		49,800
Partners' equity		
Investments from Partners		
Net Cash Provided by Financing Activities		49,800
Net Decrease in Cash		46,739
Cash - January 1, 2016		3,706
Cash - December 31, 2016	$	50,445

UNAUDITED

VanMile, LLC
Statement of Retained Earnings
For Year Ended 12/31/2016

Beginning Balance	$	-
plus Net Income		(22,399.00)
Ending Balance	**$**	**(22,399.00)**